UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 Under the
Securities Exchange Act of 1934

For the month of February 2014

Commission File Number: 1-31253

PENGROWTH ENERGY CORPORATION
(Exact name of registrant as specified in its charter)

2100, 222 – 3rd Avenue S.W.
Calgary, Alberta T2P 0B4 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.
SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

PENGROWTH ENERGY CORPORATION

February 13, 2014	By:	/s/ Andrew D. Grasby
Name: Andrew D. Grasby
Title: Senior Vice President, General Counsel & Corporate Secretary

EXHIBIT INDEX

Exhibit No.

99.1	PENGROWTH ENERGY CORPORATION ANNOUNCES RELEASE DATE FOR ITS 2013 YEAR-END RESULTS AND CONFERENCE CALL DETAILS